Exhibit 99.1

Baytex Provides Operational Update - Q2 2017 Production Up 5%

CALGARY, ALBERTA (June 26, 2017) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to provide an update on our operational progress during the second quarter of 2017 in accordance with our business plan.

Based on field estimates for June, our average production during Q2/2017 is estimated at 72,500 boe/d representing a 5% increase over Q1/2017. We estimate our production in the first half of this year to be 70,900 boe/d. During the second quarter, exploration and development capital expenditures are estimated at $78 million, bringing the aggregate spending in the first half of 2017 to about $174 million.

Production from our Eagle Ford area properties during Q2/2017 is estimated at 38,500 boe/d, an increase of 7% over Q1/2017. During the second quarter we averaged 4-5 drilling rigs and 1-2 completion crews on our lands and expect to bring approximately 35 gross (8 net) wells on production. We continue to see strong well performance driven by enhanced completions in the oil window of our acreage with the cost to drill, complete, equip and tie-in a well of US$4.6‑4.9 million.

In Canada, Q2/2017 production is estimated at 34,000 boe/d, an increase of 2% over Q1/2017. We continued to advance our operated drilling program, including the drilling of two multi-lateral wells at Peace River with initial 30-day performance ranking among the top oil wells drilled in Alberta during this period. Our Seal 7-16-82-18W5 well, comprised of 13 laterals for a total of 19,276 metres drilled, delivered a 30-day initial production rate of 614 bbl/d. Our Seal 13-28-83-19W5 well, comprised of 14 laterals for a total of 16,290 metres drilled, delivered a 30-day initial production rate of 489 bbl/d.

Notwithstanding the excellent production results achieved in the first half of the year, we have elected to maintain our 2017 production guidance at 68,000 to 70,000 boe/d due to the prevailing volatility in commodity prices. Similarly, we are maintaining our capital budget guidance at $325 to $350 million. We will continue to employ a flexible approach to prudently manage our capital program as we target capital expenditures at a level that approximates our funds from operations.

We plan to release our Q2/2017 operating and financial results before market open on August 1, 2017.

Hedging

For the second half of 2017, we have entered into hedges on approximately 48% of our net WTI exposure with 9% fixed at US$54.46/bbl and 39% hedged utilizing a 3-way option structure that provides us with downside price protection at US$47.17/bbl and upside participation to US$58.60/bbl. We have also entered into hedges on approximately 43% of our net WCS differential exposure at a price differential to WTI of US$13.88/bbl and 60% of our net natural gas exposure through a combination of AECO swaps at C$3.00/mcf and NYMEX swaps at US$2.98/mmbtu.

Financial Liquidity

Our net debt totaled approximately $1.9 billion at May 31, 2017. We continue to maintain strong financial liquidity as our US$575 million revolving credit facilities are approximately one-third drawn and our first meaningful long-term note maturity is not until 2021.

Our revolving credit facilities, which currently mature in June 2019, are covenant-based and do not require annual or semi-annual reviews. We are well within our financial covenants on these facilities as our Senior Secured Debt to Bank EBITDA ratio as at March 31, 2017 was 0.7:1.0, compared to a maximum permitted ratio of 5.0:1.0, and our interest coverage ratio was 4.0:1.0, compared to a minimum required ratio of 1.25:1.00.

Baytex Energy Corp.
Press Release – June 26, 2017 Page 2

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; estimated production volumes and exploration and development capital expenditures for Q2/2017 and H1/2017; our Eagle Ford assets, including initial production rates from new wells drilled in Q2/2017, the number of drilling rigs and frac crews working on our lands during 2017, the number of wells we plan to bring on production in Q2/2017 and the cost to drill, complete and equip a well; our Peace River assets, including initial production rates from wells drilled in H1/2017; our 2017 production and capital expenditure guidance; our target for 2017 capital expenditures to approximate funds from operations; the percentage of our anticipated 2017 oil and natural gas production that is hedged; and our belief that we have strong financial liquidity. In addition, information and statements relating to reserves and contingent resources are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves and contingent resources described exist in quantities predicted or estimated, and that they can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; a decline or an extended period of the currently low oil and natural gas prices; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; availability and cost of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; we may lose access to our information technology systems; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2016, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Baytex Energy Corp.
Press Release – June 26, 2017 Page 3

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and potential future dividends to shareholders. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Net debt is not a measurement based on GAAP in Canada.  We define net debt to be the sum of monetary working capital (which is current assets less current liabilities (excluding current financial derivatives and onerous contracts)) and the principal amount of both the long-term notes and the bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Bank EBITDA is not a measurement based on GAAP in Canada. We define Bank EBITDA as our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items as set out in the credit agreement governing our revolving credit facilities. Bank EBITDA is used to measure compliance with certain financial covenants.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References herein to average 30-day initial production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 79% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com